SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐.    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS	03 CHAIRMAN’S LETTER	11 SHAREHOLDER NOTES

	04 NOTICE OF ANNUAL GENERAL MEETING	14 ATTENDANCE ARRANGEMENTS

	06 DIRECTORS’ BIOGRAPHIES	15 SHAREHOLDER PRESENTATION, LONDON

08 EXPLANATORY NOTES ON RESOLUTIONS

     SPECIFICATIONS

The paper used for this document is Satimat Green, a Forest Stewardship Council® (FSC®) certified paper, produced from 60% FSC-certified recycled fibre and 40% FSC-certified virgin fibre. All virgin fibres are Elemental Chlorine Free bleached, without using chlorine gas. The inks used are vegetable oil based.

Designed by Conran Design Group Printed by Tuijtel under ISO 14001

     AVAILABILITY OF DOCUMENTS

The Company’s Annual Report and Form 20-F for the year ended December 31, 2015 can be found at www.shell.com/annualreport. The 2016 Notice of Annual General Meeting can be found at www.shell.com/agm.

If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following:

     United Kingdom                  USA

+44 (0)121 415 7073             +1 888 301 0504

     E-COMMUNICATION

If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company’s Annual Report or Strategic Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below.

     Equiniti

Aspect House

Spencer Road

Lancing

West Sussex BN99 6DA

United Kingdom

0800 169 1679 (UK)

+44 (0)121 415 7073

ROYAL DUTCH SHELL PLC Registered in England and Wales, Company number 4366849 Registered office: Shell Centre, London, SE1 7NA, United Kingdom	Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands Registered with the Dutch Trade Register under number 34179503

	CHAIRMAN’S LETTER	03
NOTICE OF ANNUAL GENERAL MEETING 2016

CHAIRMAN’S LETTER

SHAREHOLDER

PRESENTATION, LONDON

A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday May 26, 2016 – two days after the AGM – at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom. The presentation is not part of the AGM; it is a separate meeting and, while all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask questions in person. The Chairman will be present, along with Ben van Beurden, Chief Executive Officer, Simon Henry, Chief Financial Officer and Michiel Brandjes, Company Secretary.

Further details can be found on page 15.

Dear Shareholder,

I am pleased to invite you to the Company’s Annual General Meeting (AGM) which will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 24, 2016.

Whilst this will be my first AGM since becoming Chairman last year, I was pleased to chair the General Meeting held in January of this year when shareholders voted in favour of the recommended combination between Royal Dutch Shell plc and BG Group plc (BG). The shareholders of BG also voted in favour of the combination the day following our General Meeting.

BUSINESS OF THE AGM

The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. The business is mainly of a routine nature for a listed company and your Board recommends that you vote in favour of Resolutions 1 to 18. However, we have also received a shareholder resolution pursuant to Section 338 of the Companies Act 2006 and, for the reasons explained in the Explanatory Notes to this Notice, your Board recommends that you vote against this resolution (Resolution 19).

The AGM will be conducted in English although there will be Dutch translation facilities available.

DIRECTORS

In line with the UK Corporate Governance Code, all Directors will retire at the AGM and seek reappointment by shareholders.

I believe that each of the reappointments proposed in Resolutions 3 to 13 are in the best interests of the Company. The biographical details of each Director are given on pages 6 and 7 and I hope you will vote in support of these resolutions.

QUESTION AND ANSWER SESSION

The AGM provides an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chairman of the AGM, I will endeavour to ensure that discussions are kept relevant and that as many shareholders as possible have the opportunity to speak.

VOTING

All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. If you are not able to come to the AGM in person, I would urge you to vote by following the guidance notes on pages 11 to 13.

Yours sincerely,

Chad Holliday

Chairman

March 11, 2016

AGM WEBCAST

Shareholders unable to attend the AGM in person can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the webcast should log on to www.shell.com/agm/webcast and follow the online instructions.

Further details can be found on page 12.

04	NOTICE OF ANNUAL GENERAL MEETING
NOTICE OF ANNUAL GENERAL MEETING 2016

NOTICE OF ANNUAL

GENERAL MEETING

Notice is hereby given that the Annual General Meeting (the “AGM“) of Royal Dutch Shell plc (the “Company”) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 24, 2016, for the purposes of considering the following business:

RESOLUTION 14 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company.

To consider and, if thought fit, to pass the following resolutions, with those numbered 1 to 16 being proposed as ordinary resolutions and those numbered 17 to 19 being proposed as special resolutions.

For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three-quarters of the votes cast must be in favour.

RESOLUTION 1

That the Company’s annual accounts for the financial year ended December 31, 2015, together with the Directors’ report and the Auditor’s report on those accounts, be received.

RESOLUTION 2

That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy set out on pages 98 to 105 of the Directors’ Remuneration Report, for the year ended December 31, 2015, be approved.

RESOLUTION 3

That Ben van Beurden be reappointed as a Director of the Company.

RESOLUTION 4

That Guy Elliott be reappointed as a Director of the Company.

RESOLUTION 5

That Euleen Goh be reappointed as a Director of the Company.

RESOLUTION 6

That Simon Henry be reappointed as a Director of the Company.

RESOLUTION 7

That Charles O. Holliday be reappointed as a Director of the Company.

RESOLUTION 8

That Gerard Kleisterlee be reappointed as a Director of the Company.

RESOLUTION 9

That Sir Nigel Sheinwald be reappointed as a Director of the Company.

RESOLUTION 10

That Linda G. Stuntz be reappointed as a Director of the Company.

RESOLUTION 11

That Hans Wijers be reappointed as a Director of the Company.

RESOLUTION 12

That Patricia A. Woertz be reappointed as a Director of the Company.

RESOLUTION 13

That Gerrit Zalm be reappointed as a Director of the Company.

RESOLUTION 15

That the Audit Committee of the Board be authorised to determine the remuneration of the Auditor for 2016.

RESOLUTION 16

That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €185 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 24, 2017, and the end of the next AGM of the Company (unless previously renewed, revoked or varied by the Company in general meeting) but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended.

RESOLUTION 17

That if Resolution 16 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

	NOTICE OF ANNUAL GENERAL MEETING	05
NOTICE OF ANNUAL GENERAL MEETING 2016

(A)

to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and

(B)

in the case of the authority granted under Resolution 17 and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under paragraph (A) above) of equity securities or sale of treasury shares up to a nominal amount of €27 million, such power to apply until the earlier of the close of business on August 24, 2017, and the end of the next AGM of the Company but, in each case, during this period the Company may make offers and enter into agreements which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends, and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not ended.

RESOLUTION 18

That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such power to be limited:

(A)

to a maximum number of 795 million ordinary shares;

(B)

by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of:

(i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

(ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out,

in each case, exclusive of expenses;

such power to apply until the earlier of the close of business on August 24, 2017, and the end of the next AGM of the Company but in each case so that the Company may enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the power ends and the Company may purchase ordinary shares pursuant to any such contract as if the power had not ended.

RESOLUTION 19 – SHAREHOLDER RESOLUTION

The Company has received notice pursuant to the UK Companies Act 2006 of the intention to move the following resolution at the Company’s 2016 AGM. The resolution has been requisitioned by a group of shareholders and their statement in support of their proposed resolution is given on page 10.

Your Directors consider that Resolution 19 is not in the best interests of the Company and its members as a whole and unanimously recommend that you vote against Resolution 19 for the reasons explained on page 10.

Shareholder resolution

Shell will become a renewable energy company by investing the profits from fossil fuels in renewable energy; we support Shell to take the lead in creating a world without fossil fuels and expect a new strategy within one year.

By order of the Board

Michiel Brandjes

Company Secretary

March 11, 2016

06	DIRECTORS’ BIOGRAPHIES
NOTICE OF ANNUAL GENERAL MEETING 2016

DIRECTORS’ BIOGRAPHIES

Born April 23, 1958. A Dutch national, appointed Chief Executive Officer of the Company with effect from January 2014.

He was Downstream Director from January to September 2013. Previously he was Executive Vice President Chemicals from December 2006, when he served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a Master’s Degree in Chemical Engineering from Delft University of Technology, the Netherlands.

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited from 2002 to April 2013, and remained Senior Executive Director of these companies until the end of 2013. Prior to joining the Rio Tinto Group, he worked in investment banking and gained an MBA at INSEAD. From 2007 to 2010, he was a Non-executive Director of Cadbury plc, serving as Chairman of its Audit Committee from 2008 to 2009 and as Senior Independent Director from 2008 to 2010.

He is a member of the UK Takeover Panel and Chairman of the Code Committee of the Panel. He is Deputy Chairman and Senior Independent Director of SABMiller plc.

Born April 20, 1955. A Singaporean national, appointed a Non-executive Director of the Company with effect from September 2014.

She is a chartered accountant and also has professional qualifications in banking and taxation. She held various senior management positions with Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore from 2001 until 2006.

She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Limited, Singapore Airlines Limited, Singapore Exchange Limited, Standard Chartered Bank Malaysia Berhad and Standard Chartered Bank Thai pcl. She was previously Non-executive Chairman of the Singapore International Foundation and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore.

She is a Non-executive Director of CapitaLand Limited, DBS Bank Limited, DBS Group Holdings Limited and SATS Limited, and a Trustee of the Singapore Institute of International Affairs Endowment Fund and the Temasek Trust. She is also a Non-executive Director of Singapore Health Services Pte Limited, a not-for-profit organisation.

Born July 13, 1961. A British national, he was appointed Chief Financial Officer of the Company with effect from May 2009.

He was Chief Financial Officer for Exploration & Production from 2004 to 2009, and was Head of Group Investor Relations from 2001 to 2004. Prior to these roles, he held various finance posts including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster, and General Manager Finance for the South East Asian Retail business. He joined Shell in 1982 as an engineer at the Stanlow refinery in the UK and in 1989 qualified as a member of the Chartered Institute of Management Accountants.

He is a Non-executive Director of Lloyds Banking Group plc.

Born March 9, 1948. A US national, appointed Chairman of the Company with effect from May 2015, having previously served as a Non-executive Director since September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He is Chairman of the National Academy of Engineering and is a founding member of the International Business Council. He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the Society of Chemical Industry – American Section and the World Business Council for Sustainable Development.

He is a Director of Deere & Company.

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a member of the board of Directors of Dell Inc. and, from 2009 to April 2014, he was a member of the Supervisory Board of Daimler AG.

He is Chairman of Vodafone Group plc, a member of the Supervisory Board of ASML Holding N.V. and a Non-executive Director of IBEX Global Solutions plc. It was announced in February 2016 that Gerard Kleisterlee will be appointed Chairman of ASML Holding N.V. with effect from the close of business of its AGM on April 29, 2016.

	DIRECTORS’ BIOGRAPHIES	07
NOTICE OF ANNUAL GENERAL MEETING 2016

Born June 26, 1953. A British national, appointed a Non-executive Director of the Company with effect from July 2012.

He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow and in a wide range of policy roles in London.

He is a Non-executive Director of the Innovia Group and Invesco Limited, a Senior Adviser to the Universal Music Group and a Visiting Professor and Council Member of King’s College, London.

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011.

She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, DC. Her law practice includes energy and environmental regulation, as well as matters relating to government support of technology development and transfer. She chaired the Electricity Advisory Committee to the US Department of Energy from 2008 to 2009, and was a member of the board of Directors of Schlumberger Limited from 1993 to 2010 and Raytheon Company from 2004 to 2015. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the US House of Representatives.

She is a member of the US Secretary of Energy Advisory Board and a Director of Edison International.

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009.

He was Chief Executive Officer and Chairman of the Board of Management of AkzoNobel N.V. from 2003 to 2012, having become a Board member in 2002. From 1999 to 2002, he was Senior Partner at The Boston Consulting Group. He was Dutch Minister for Economic Affairs from 1994 to 1998, and was previously Managing Partner of The Boston Consulting Group. He obtained a PhD in economics from Erasmus University Rotterdam while teaching there.

He is Chairman of the Supervisory Board of Heineken N.V., a member of the Supervisory Board of HAL Holding N.V., a Non-executive Director of GlaxoSmithKline plc and a trustee of various charities.

Born March 17, 1953. A US national, appointed a Non-executive Director of the Company with effect from June 2014.

She is former Chairman and Chief Executive Officer of Archer Daniels Midland Company in the USA, which she joined in 2006. She began her career as a certified public accountant with Ernst & Ernst in Pittsburgh, USA before joining Gulf Oil Corporation in 1977 where she held various positions in refining, marketing, strategic planning and finance. Following the merger of Gulf and Chevron in 1987, she led international operations as President of Chevron Canada and, later, Chevron International Oil Company. With the merger of Chevron and Texaco in 2001, she was Executive Vice President responsible for global refining, marketing, lubricant and supply and trading operations until 2006. She served on the US President’s Export Council from 2010 to 2015 and chaired the US section of the US-Brazil CEO Forum from 2013 to 2015.

She is a Director of 3M Company, The Procter & Gamble Company, UI LABS and World Business Chicago and is a member of The Business Council.

Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2013.

He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008 and Chief Economist from July 2007 to January 2008, and Chief Financial Officer from January 2008 to December 2008 of DSB Bank. He was the Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and at the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from that university.

He is Chairman of the Managing Board of ABN AMRO Bank N.V.

08	EXPLANATORY NOTES
NOTICE OF ANNUAL GENERAL MEETING 2016

EXPLANATORY NOTES

ON RESOLUTIONS

NOTE TO RESOLUTION 1

Annual Report and Accounts

The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2015, together with the Directors’ report and the Auditor’s report on those accounts.

NOTE TO RESOLUTION 2

Consideration and approval of the Directors’ Remuneration Report

Resolution 2 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2015. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006.

Shareholders approved a resolution at the 2014 AGM in relation to the Directors’ Remuneration Policy. The Company must seek approval for a similar resolution each year unless the policy is left unchanged, in which case shareholder approval need only be sought every three years. The approved policy is shown for information purposes in the Directors’ Remuneration Report on pages 98 to 105.

NOTES TO RESOLUTIONS 3 TO 13

Retirement and reappointment of Directors

In line with the UK Corporate Governance Code, all Directors will retire at the AGM and seek reappointment by shareholders. Their biographical details are given on pages 6 and 7.

NOTES TO RESOLUTIONS 14 AND 15

Reappointment of Auditor and determination of Auditor’s remuneration

The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Following a competitive tender process and on the recommendation of the Audit Committee, the Board will appoint Ernst & Young LLP as Auditor of the Company to fill the casual vacancy which will be created upon the resignation of PricewaterhouseCoopers LLP on April 11, 2016 following the completion of its audit of the Company’s 2015 accounts. Accordingly, shareholder approval is being sought now to reappoint Ernst & Young LLP as Auditor of the Company.

As required by company law, PricewaterhouseCoopers LLP will provide the Company with a ‘statement of reasons’ confirming that it resigned as auditor of the Company following the tender process. The Company will arrange for a copy of the ‘statement of reasons’ to be sent to shareholders.

Resolution 15 seeks authority for the Audit Committee of the Board to determine the level of the Auditor’s remuneration.

NOTE TO RESOLUTION 16

Authority to allot shares

This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €185 million (representing 2,642,857,142 ordinary shares of €0.07 each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at March 11, 2016, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice.

This authority complies with the guidelines issued by institutional investors.

The Directors’ authority under this resolution will expire at the earlier of the close of business on August 24, 2017, and the end of the AGM of the Company to be held in 2017. The Directors have no present intention to exercise the authority sought under this resolution.

Pursuant to the UK Corporate Governance Code, all Non-executive Directors have received formal performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties.

The Board recommends that you support the reappointment of each of the retiring Directors standing for reappointment at the AGM.

	EXPLANATORY NOTES	09
NOTICE OF ANNUAL GENERAL MEETING 2016

NOTE TO RESOLUTION 17

Disapplication of pre-emption rights

This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings.

This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €27 million (representing 385,714,285 ordinary shares of €0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 11, 2016, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period without prior consultation with shareholders.

The authority will expire at the earlier of the close of business on August 24, 2017, and the end of the AGM of the Company to be held in 2017. The Directors have no immediate plans to make use of this authority.

NOTE TO RESOLUTION 18

Renewal of authority to make market purchases of ordinary shares

This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company.

The Directors confirm that they will exercise the ongoing buy-back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company did not purchase any ordinary shares in the period from the last AGM to March 11, 2016, under the existing authority.

Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury.

The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.

The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding.

The authority will expire at the earlier of the close of business on August 24, 2017, and the end of the AGM of the Company to be held in 2017.

Your Directors consider that Resolutions 1 to 18 are in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of Resolutions 1 to 18.

10	EXPLANATORY NOTES
NOTICE OF ANNUAL GENERAL MEETING 2016

NOTE TO RESOLUTION 19

SHAREHOLDER RESOLUTION

Resolution 19 is a special resolution and has been requisitioned by a group of shareholders, who have also requested that the Company circulates the statement set out below. The Company is legally required to circulate this statement to you; however, your Board would like to make clear that it does not endorse this statement and neither your Board nor the Company is responsible for its contents or for any inaccurate or misleading statements contained in it.

Supporting statement

As shareholders in Shell, we want you to know that we expect the company to move in a new direction. We want Shell to change course and make the move to sustainable energy. We know you can make a difference.

Summary

Given the new realities in the energy market we ask Shell to embark on a new strategy. We support Shell as a leading energy company to become a renewable energy company. Given our vision that Shell is one of the most innovative companies in the oil and gas industry, we are convinced Shell is the right oil major to change course.

We therefore ask Shell to continue to take the profits from its existing oil and gas fields (for as long as they are there) and to invest these profits (after paying dividend) in renewable energy.

We want Shell to stop the exploration and acquisition of more oil and gas and we want Shell to invest the thus freed cashflow in renewable energy.

As Shell’s CEO Ben van Beurden has put it: “An organisation that has so many qualities, so much expertise, so much capital, has to be able to reinvent itself.”

We ask the board to make the right investment decisions, in the interest of all stakeholders of the company; clients, personnel, shareholders and society. For the future of Shell.

You have our support

DIRECTORS’ RESPONSE

Your Directors consider that Resolution 19 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote AGAINST Resolution 19 for the reasons set out below.

The Board of Directors thanks Follow This for their resolution and for their confidence and trust in the Company’s management and staff’s ability to play a positive role in the energy transition. Indeed, Shell has a track record of adapting its business model and delivering profitable growth in new energy sources like LNG and biofuels. We have reduced our direct greenhouse gas emissions by over 35% from their peak. Our long-term success will depend on our ability to anticipate the types of energy and fuels that people will need in the future, in a way that is commercially competitive and environmentally relevant.

We recognise that achieving a decent quality of life for everyone on the planet is driving demand for more energy in cities and economies but this cannot take place at the expense of the planet. So the big challenge that is facing us now is how the world can produce and consume much more energy while emitting much less CO2. While we only supply 1% of the world-wide energy supply and 2% of global oil and gas, we continue to try and be a progressive voice in the industry, advocating pragmatic measures in the global discussion on energy and tackling climate change. Government-led carbon-pricing is a case in point.

However, we recognise we need to play our part too, which is why we intend to reduce our carbon intensity ahead of global movements while also continuing to improve the energy efficiency of our operations. We are one of the world’s largest natural gas producers, which is the cleanest-burning hydrocarbon. In addition, we have commercial operations in biofuels, hydrogen, wind and solar, where we have some $1.75 billion of capital employed. Furthermore, previously we have had research and development programmes of around $150 million per year in lower carbon technology.

Our joint venture in Brazil is one of the country’s largest bioethanol companies, while in Germany we supply hydrogen fuel for cars, with a joint venture which intends to open 400 such sites by early in the next decade, and expand to other European countries and the United States. These, and other technologies, should contribute to our profitability and returns to shareholders in the decades to come.

Lives and livelihoods, economies and communities depend on convenient, reliable and affordable energy – from power to plastics and heating to transport to prosper and grow. While some countries and some sectors of the economy are better able to decarbonise in the coming decades, others, like petrochemical feed-stocks and steel manufacture, will require more time to develop technological solutions and alternatives to fossil fuels. If companies stopped investing in oil and gas today, supply would very quickly run out – long before alternatives at scale were viable.

The reason the Board recommends that shareholders vote AGAINST this proposal is twofold:

1) We believe that the scale of investment that is required to deliver safe, low cost and reliable energy for customers; the multi-decades timescales required for energy transitions; and the risk of reduced returns to shareholders from an accelerated shift into renewables, means it would be unwise for Shell to simply swap investment in oil and gas for renewables, and

2) we want the Company to be able to respond to the opportunities and risks that lie ahead – tying the Company’s hands to a renewables only mandate would be strategically and commercially unwise.

Shell believes its current strategy positions the Company effectively for the energy transition to a two-degree world, for example, by improving our energy efficiency, portfolio actions, growing gas in the near term, and the growth of new, profitable, lower carbon energies over the longer term.

	SHAREHOLDER NOTES	11
NOTICE OF ANNUAL GENERAL MEETING 2016

SHAREHOLDER NOTES

THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING:

1.    Attendance and appointment of a proxy

2.    Corporate representatives

3.    AGM webcast

4.    Electronic proxy appointment

5.    CREST electronic proxy appointment

6.    Audit concerns

7.    Shareholders’ right to ask questions

8.    Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006

9.    Electronic publication

10. Electronic addresses

11. Shares and voting rights

12. Documents available for inspection

•  If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share.

1. ATTENDANCE AND APPOINTMENT OF A PROXY

If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares.

There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include:

•	directly as registered shares in certificated or uncertificated form in a shareholder’s own name;

•	through the Royal Dutch Shell Corporate Nominee;

•	indirectly through Euroclear Nederland (via banks or brokers); or

•	as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (The Bank of New York Mellon).

Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights.

Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee

•

Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM.

•

Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:00 (Dutch time), 18:00 (UK time) on Friday May 20, 2016. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 19:00 (Dutch time), 18:00 (UK time), two working days before the date of the adjourned AGM.

•

A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and Voting Instruction Forms must reach the Company’s Registrar no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 20, 2016. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM.

•

If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM.

•	If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares.

•

If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register.

Shareholders holding their shares through Euroclear Nederland (via banks or brokers)

Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear.

If shareholders who hold their shares through Euroclear wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases the validity of the instruction will be conditional upon ownership of

12	SHAREHOLDER NOTES
NOTICE OF ANNUAL GENERAL MEETING 2016

SHAREHOLDER NOTES CONTINUED

the shares at no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 20, 2016. Any instruction, whether by hard copy or by electronic means, must be received by this time.

Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

Holders of American Depositary Shares (ADSs)

Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, The Bank of New York Mellon. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, The Bank of New York Mellon, can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 201 680 6825 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence.

2. CORPORATE REPRESENTATIVES

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

3. AGM WEBCAST

If you are unable to come to the AGM you can watch via the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the AGM via the webcast should log on to www.shell.com/agm/webcast and follow the online instructions. The webcast is not interactive and it is not possible to vote or ask questions remotely.

The webcast may include the question and answer sessions with shareholders present at the AGM, as well as background shots of those present in the auditorium. We have also arranged for photographs to be taken throughout the premises for the duration of the event to be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area.

4. ELECTRONIC PROXY APPOINTMENT

Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:

•

This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.

•

This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM in person and vote on behalf of the shareholder.

•	No special software is required in addition to internet access.

•

To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form. These numbers are unique to the particular holding and the 2016 AGM and contain special security aspects to prevent fraudulent replication.

•

In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form.

•

An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus.

•

The final time for receipt of proxies is 18:00 (Dutch time), 17:00 (UK time) on Friday May 20, 2016. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted.

5. CREST ELECTRONIC PROXY APPOINTMENT

CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

	SHAREHOLDER NOTES	13
NOTICE OF ANNUAL GENERAL MEETING 2016

6. AUDIT CONCERNS

Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

7. SHAREHOLDERS’ RIGHT TO ASK QUESTIONS

Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also “How to ask a question” on page 14.

8. SHAREHOLDERS’ RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006

Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Monday April 11, 2016, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request.

9. ELECTRONIC PUBLICATION

A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/agm.

10. ELECTRONIC ADDRESSES

Shareholders may not use any electronic address in this Notice or any related documents (including the Chairman’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2016 AGM or the contents of this Notice other than for expressly stated purposes.

11. SHARES AND VOTING RIGHTS

The total number of Royal Dutch Shell plc ordinary shares in issue as at March 11, 2016, is 7,995,136,608 shares (being 4,209,649,877 A shares and 3,745,486,731 B shares), and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury.

12. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the AGM from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM:

•	a copy of each Executive Director’s contract of service; and

•	a copy of each Non-executive Director’s letter of appointment.

14	ATTENDANCE ARRANGEMENTS
NOTICE OF ANNUAL GENERAL MEETING 2016

ATTENDANCE ARRANGEMENTS

LOCATION, DATE AND TIME

The AGM will be held at Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 24, 2016 at 10:00 (Dutch time). Registration is open from 08:30 (Dutch time).

HOW TO ASK A QUESTION

There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

VOTING

All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company’s established practice and ensures that shareholders, including shareholders who are not able to come to the AGM in person, have their votes taken into account. Poll cards will be distributed at the AGM for the purposes of voting.

REFRESHMENTS

Tea and coffee will be served before the AGM and a light lunch will be available afterwards.

HOW TO GET THERE

The nearest tram stop (called “Circustheater”) is opposite the venue. If travelling from either Den Haag Hollands Spoor (HS) or The Hague Centraal (CS) train stations, take tram 9.

AIRPORT CONNECTIONS

Rotterdam The Hague Airport (www.rotterdamthehagueairport.nl) is the nearest international airport to The Hague, however, many travellers prefer to use Amsterdam Schiphol Airport (www.schiphol.nl) as it offers better public transport links.

PARKING

The car park is located at Nieuwe Parklaan.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken for those persons wishing to take bags into the AGM. The use of electrical equipment and cameras will not be permitted during the AGM.

	SHAREHOLDER PRESENTATION	15
NOTICE OF ANNUAL GENERAL MEETING 2016

SHAREHOLDER PRESENTATION, LONDON

LOCATION, DATE AND TIME

The presentation will be held at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom on Thursday May 26, 2016 at 11:00 (UK time). It is scheduled to last for approximately two hours. Registration is open from 09:30 (UK time).

ADMISSION

If you wish to attend the presentation, please take your Shareholder Presentation Admittance Card with you which is attached to your AGM Proxy Form or Voting Instruction Form. If you do not have an AGM Proxy Form or Voting Instruction Form, please contact the Company’s Registrar, Equiniti on 0800 169 1679 (UK) or +44 (0)121 415 7073.

REGISTRAR

The Company’s Registrar, Equiniti, will be present to answer any questions or deal with any share registration matters.

REFRESHMENTS

Tea and coffee will be served before the presentation and a light lunch will be available afterwards.

HOW TO GET THERE

Central Hall Westminster is located approximately three minutes walk from Westminster (Jubilee/District and Circle lines) and St James’s Park (District and Circle lines) Underground stations.

PARKING

There is a car park located in Medway Street just a few minutes from the venue.

SHAREHOLDERS WITH SPECIAL NEEDS

There will be an induction loop system for those with hearing difficulties and a sign language interpreter will also be available during the presentation. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the presentation.

SECURITY

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken for those persons wishing to take bags into the presentation. The use of electrical equipment and cameras will not be permitted during the presentation.

Dear Shareholder,

I would like to invite you to a presentation which will be held in London on Thursday May 26, 2016 (two days after the Company’s Annual General Meeting). I will chair the presentation, and will be joined by Ben van Beurden, Chief Executive Officer, Simon Henry, Chief Financial Officer and Michiel Brandjes, Company Secretary.

Whilst all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and have the opportunity to ask questions in person.

Yours sincerely,

Chad Holliday

Chairman

Royal Dutch Shell plc

This presentation is not part of the 2016 Annual General Meeting (AGM) of Royal Dutch Shell plc.

All our reports are available at http://reports.shell.com	Download our apps at www.shell.com/mobile_and_apps	Check our latest news @Shell

■ Comprehensive financial information on our activities throughout 2015 ■ Detailed operational information including maps ■ Report on our progress in contributing to sustainable development	■ Company news ■ Service-station locations	■ Follow @Shell on Twitter ■ www.facebook.com/shell

Royal Dutch Shell plc

Annual General Meeting — Admittance Card

The Annual General Meeting (“AGM”) of Royal Dutch Shell plc will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 24, 2016. If you wish to attend the AGM, please bring this Admittance Card and keep it with you throughout the meeting.

Appointment of a proxy

You can appoint a proxy to attend, speak and vote on your behalf. If you wish to appoint a proxy, please complete the attached Proxy Form and return it in the enclosed envelope to be received no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 20, 2016. You can also vote or appoint a proxy online (see overleaf for more information more information).

Webcast

If you are unable to come to the AGM, you can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the meeting. Further information about the webcast arrangements can be found in the Notice of Annual General Meeting.

(See notes overleaf)

Shareholder Presentation, London — Admittance Card

A presentation will be held by Charles O. Holliday, Chairman, Ben van Beurden, Chief Executive Officer, Simon Henry, Chief Financial Officer and Michiel Brandjes, Company Secretary at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom at 11:00 (UK time) on Thursday May 26, 2016 (two days after the Annual General Meeting (“AGM”)). If you wish to attend the presentation, please bring this Admittance Card and keep it with you throughout the presentation.

Whilst all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask the Chairman, Chief Executive Officer, Chief Financial Officer or Company Secretary questions in person.

This presentation is not part of the 2016 AGM of Royal Dutch Shell plc.

(See notes overleaf)

Royal Dutch Shell plc

Proxy Form

+ +

Voting ID Task ID Shareholder Reference Number

You may appoint a proxy to attend, speak and vote on your behalf at the Annual General Meeting (“AGM”). If you wish to appoint a proxy, please read the notes overleaf and complete and return this Proxy Form in the enclosed pre-paid envelope to be received no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 20, 2016. If you appoint a proxy, you may still attend, speak and vote at the meeting.

I/We, the undersigned, hereby appoint the Chairman of the AGM or the person named in the box below (see Notes 1 and 2 overleaf) as my/our proxy to attend, speak and vote on my/our behalf at the AGM of Royal Dutch Shell plc (the “Company”) to be held on Tuesday May 24, 2016, and at any adjournment of that meeting. I would like my proxy to vote on the resolutions according to the way I have completed this form.

See Note 4 overleaf

Please mark this box if this proxy appointment is one of multiple appointments being made

(see Note 5 overleaf).

Date Signed

Please mark with an in the boxes below for each resolution. If you do not complete the boxes below or do not otherwise instruct your proxy, your proxy can decide whether, and how, to vote.

For Against Withheld

1 Receipt of Annual Report & Accounts

2 Approval of Directors’ Remuneration

Report

Reappointment of the following as a Director of the Company:

3 Ben van Beurden

4 Guy Elliott

5 Euleen Goh

6 Simon Henry

7 Charles O. Holliday

8 Gerard Kleisterlee

9 Sir Nigel Sheinwald

For Against Withheld

10 Linda G. Stuntz

11 Hans Wijers

12 Patricia A. Woertz

13 Gerrit Zalm

14 Reappointment of Auditor

15 Remuneration of Auditor

16 Authority to allot shares

17 Disapplication of pre-emption rights

18 Authority to purchase own shares

Shareholder resolution

19 Shareholder resolution

0001-322-S (See notes overleaf)

++

Proxy Form

1 Appointment of proxy

Please strike out “the Chairman of the AGM” if you wish to appoint another person, writing his or her name in the space provided.

2 Rights of proxy

A proxy properly appointed may attend the AGM, speak and vote on a poll or a show of hands. A proxy need not also be a shareholder. In the absence of instructions in respect of any resolution, the proxy may vote (or abstain from voting) as he or she thinks fit on that resolution, and may vote (or abstain from voting) as he or she thinks fit on any other business which may properly come before the AGM.

3 Voting entitlement

This Proxy Form represents all A shares and B shares in the Company which are registered in your name at the same address. If you leave the box next to the proxy holder’s name blank, your proxy will be authorised to exercise your voting entitlement in respect of all A shares and B shares in the Company which are registered in your name at the same address.

4 Partial voting

If you wish to appoint a proxy and the proxy is being appointed in relation to less than your full voting entitlement, please enter in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. If left blank, your proxy will be authorised to exercise your voting entitlement in respect of all A shares and B shares in the Company which are registered in your name at the same address.

5 Appointment of more than one proxy

To appoint more than one proxy, (an) additional Proxy Form(s) may be obtained by contacting the Registrar on 0800 169 1679 or +44 (0)121 415 7073 or you may photocopy this form. Please indicate in the box next to the proxy holder’s name the number of shares in relation to which they are authorised to act as your proxy. Please also indicate by ticking the box provided if the proxy instruction is one of multiple instructions being given. All forms must be signed and returned together to the Registrar in the pre-paid envelope provided.

6 Validity

The Proxy Form(s) must be signed and dated by the appointer or appointer’s attorney and together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must reach the Registrar no later than the deadline referred to overleaf. Where the appointer is a corporation, this Proxy Form must be under seal or under the hand of an officer or attorney duly authorised. If your Proxy Form arrives late or unsigned, it will not be valid and will not replace any earlier Proxy Form received.

7 Joint shareholders

In the case of joint holders, the vote of the senior shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the register of members in respect of such joint holding. Further information is given in the Notice of Annual General Meeting.

8 Record date

Entitlement to attend and vote at the meeting or any adjourned meeting, and the number of votes a shareholder, or his or her proxy, can cast, will be determined by reference to the shareholder register at 19:00 (Dutch time), 18:00 (UK time) on Friday May 20, 2016 or, if the meeting is adjourned, 19:00 (Dutch time), 18:00 (UK time), two working days before the date of the adjourned meeting.

9 Vote withheld

The “vote withheld” option is provided to enable you to abstain on any particular resolution. However, it should be noted that a “vote withheld” is not a vote in law and will not be counted in the calculation of the proportion of the votes “for” and “against” a resolution.

10 Enquiries

If you have any questions about how to complete this Proxy Form, please telephone our Registrar, Equiniti, on

0800 169 1679 or +44 (0)121 415 7073. Lines are open 09:30-18:30 (Dutch time), 08:30-17:30 (UK time), Monday to Friday.

Annual General Meeting

1 Voting arrangements

It is intended that all the resolutions voted upon at the meeting will be subject to a poll (rather than a show of hands) which means that a shareholder has one vote for every share held. The voting procedure will be explained at the meeting.

2 Voting or appointing a proxy online

You can vote your shares or appoint a proxy online by logging onto www.sharevote.co.uk.

You will need your Voting ID, Task ID and Shareholder Reference Number, which are shown on the attached Proxy Form. Your votes or appointment must be registered by no later than 18:00 (Dutch time), 17:00 (UK time) on Friday May 20, 2016.

3 CREST electronic proxy appointment service

If you are a user of the CREST system (including a CREST personal member), you may appoint one or more proxies or give an instruction to a proxy via CREST.

4 Security

There will be a security check in the reception area at the venue, and a bag search will be undertaken for those persons wishing to take bags into the AGM. The use of electrical equipment and cameras will not be permitted during the AGM.

5 Further information

Further information about the AGM is given in the Notice of Annual General Meeting.

carbon neutral FSC www.fsc.org MIX

natureOffice.com | NL-215-168617 Paper from responsible sources

print production FSC C007225

Shareholder Presentation, London

1 Venue

Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom.

2 Time and date

The presentation will be held on Thursday May 26, 2016 at 11:00 (UK time). It is scheduled to last for approximately 2 hours. Registration is open from 09:30 (UK time).

3 Refreshments

Tea and coffee will be served before the presentation and a light lunch will be available afterwards.

4 How to get there

Central Hall Westminster is located approximately three minutes walk from Westminster (Jubilee/District and Circle lines) and St James’s Park (District and Circle lines) Underground stations.

5 Shareholders with special needs

There will be an induction loop system at the meeting and a sign language interpreter will be present. Persons in wheelchairs should contact a member of staff on arrival.

6 Security

There will be a security check in the reception area at the venue, and a bag search will be undertaken for those persons wishing to take bags into the presentation. The use of electrical equipment and cameras will not be permitted during the presentation.

7 Further information

Further information is given in the Notice of Annual General Meeting.

Annual General Meeting of

ROYAL DUTCH SHELL PLC

Date: May 24, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: Use pen only

The Board of Directors recommend that you vote in FAVOR of Resolutions 1 to 18 and you vote AGAINST Resolution 19.

For Against Withheld

1 Receipt of Annual Report & Accounts

2 Approval of Directors’ Remuneration Report

Reappointment of the following as a Director of the Company:

3 Ben van Beurden

4 Guy Elliott

5 Euleen Goh

6 Simon Henry

7 Charles O. Holliday

8 Gerard Kleisterlee

9 Sir Nigel Sheinwald

10 Linda G. Stuntz

11 Hans Wijers

12 Patricia A. Woertz

13 Gerrit Zalm

14 Reappointment of Auditor

15 Remuneration of Auditor

16 Authority to allot shares

17 Disapplication of pre-emption rights

18 Authority to purchase own shares

Shareholder resolution

19 Shareholder resolution

Please mark this box if you wish to attend and vote at the Meeting in person in accordance with the instruction on the reverse side.

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here

Please Date Above

Please Sign Here

Please Date Above

Please separate carefully at the perforation and return just this portion in the envelope provided.

Annual General Meeting of Royal Dutch Shell plc (A & B Shares)

to be held on May 24, 2016

for Holders as of April 14, 2016

INTERNET TELEPHONE

Go To OR 1-866-307-0768

www.proxypush.com/rds Use any touch-tone telephone.

Cast your vote online. Have your Voting Instruction Form ready.

View Meeting Documents. Follow the simple recorded instructions.

MAIL

OR Mark, sign and date your Voting Instruction Form.

Detach your Voting Instruction Form.

Return your Voting Instruction Form in the postage-

paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time May 18, 2016.

PROXY TABULATOR FOR

ROYAL DUTCH SHELL PLC

P.O. BOX 8016

CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2016 Mediant Communications Inc. All Rights Reserved

ROYAL DUTCH SHELL PLC

The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286

The undersigned, a registered holder of American Depositary Shares (“ADSs”) representing ordinary shares of ROYAL DUTCH SHELL PLC on the books of the Depositary on the record date of April 14, 2016 hereby delivers this Voting Instruction Card to the Depositary and requests and authorizes the Depositary, its Custodian or its nominee to vote or execute a proxy to vote the underlying ordinary shares represented by such ADSs, on the resolutions at the Annual General Meeting of ROYAL DUTCH SHELL PLC to be held on May 24, 2016 including any adjournment thereof (the “Meeting”), in accordance with the instructions set forth herein. In order to have the Depositary, its Custodian or its nominee vote the ordinary shares represented by such ADSs, this Voting Instruction Card must be received by the Depositary prior to the close of business on May 18, 2016.

If you wish to attend and vote in person at the Meeting, please indicate so on the reverse side of this voting instruction card. This card must be received by the Depositary prior to the close of business on May 18, 2016.

These instructions, when properly signed, dated and timely returned to the Depositary, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the underlying ordinary shares represented by such ADSs will not be voted at the Meeting. Neither the Depositary nor the custodian nor the nominee of either of them shall vote or attempt to exercise the right to vote that attaches to the shares other than in accordance with such written instructions.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name appears on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

(Continued and to be marked, dated and signed, on the other side)

TO THE REGISTERED HOLDERS OF

AMERICAN DEPOSITARY SHARES (“ADSs”)

REPRESENTING ORDINARY SHARES OF

ROYAL DUTCH SHELL PLC

The Bank of New York Mellon (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of ROYAL DUTCH SHELL PLC will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on May 24, 2016 at 10:00 a.m. (Dutch time).

This voting instruction card may be used by the registered holder of the ADSs in the name of the undersigned on the books of the Depositary as of the close of business on April 14, 2016, to either (i) request the Depositary, its Custodian or nominee (as appropriate) to appoint the registered holder as its proxy to attend the meeting and vote with respect to the number of Shares or other Deposited Securities represented by ADSs or (ii) instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities.

If you wish to attend and vote in person at the meeting the number of Deposited Securities represented by the ADSs, please mark the box on the reverse side of this voting instruction card, or if you wish you may instruct the person nominated by the Depositary, its Custodian or nominee as its proxy as to the exercise of the voting rights pertaining to that number of Shares or other Deposited Securities. The voting instruction card must be received by the Depositary prior to the close of business on May 18, 2016. The Bank of New York Mellon, as Depositary

PROXY TABULATOR FOR

ROYAL DUTCH SHELL PLC

P.O. Box 8016

CARY, NC 27512-9903

To: Holders of American Depositary Shares (“ADSs”) of Royal Dutch Shell plc

Dear ADS Holder:

The Annual General Meeting of Royal Dutch Shell plc (the “Company”) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 24, 2016.

The following shareholder documents are now available on the Company’s website to view or download.

Annual Report and Form 20-F for the year ended December 31, 2015

www.shell.com/annualreport

Notice of the 2016 Annual General Meeting

www.shell.com/agm

PricewaterhouseCoopers LLP Statement of Reasons

www.shell.com/statementofreasons

If you do not have access to the internet and would like to obtain a hard copy of the Annual Report and Form 20-F for the year ended December 31, 2015 (the “Annual Report”) or the Notice of the 2016 Annual General Meeting, please call 1-800-555-2470 if calling from the USA (toll free), or if calling from outside the USA please call 1-267-468-0786. You may order the Annual Report online at www.shell.com/annualreport, or write to:

Proxy Services Corporation

200 A Executive Drive

Edgewood, NY 11717

The Bank of New York Mellon as Depositary

April 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: April 22, 2016